

XM Canada Reports 33 Per Cent Revenue Growth in Fiscal 2009

Significant subscriber growth underpins solid financial performance

Toronto – November 12, 2009 – Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), Canada's leading satellite radio company, today released its financial results for the fiscal year and fourth quarter ended August 31, 2009.

Fiscal 2009 Financial Highlights
- Increased revenue by 33 per cent to $52.5 million from $39.5 million in 2008
- Increased self-paying subscribers by 23 per cent to 380,900 in 2009 from 310,100 in 2008
- Reduced adjusted operating loss by 54 per cent to $14.3 million (excluding a $1.7 million write off of property and equipment) from $30.7 million
- Purchased US$21.2 million of high yield debt for US$1.7 million cash and US$2.8 million of new debt for a net reduction of debt of US$18.4 million

Fourth Quarter 2009 Financial Highlights
- Increased revenue by 17 per cent to $13.7 million from $11.8 million in the fourth quarter of 2008
- Reduced adjusted operating loss by 65 per cent to $1.4 million (excluding a $1.6 million write off of property and equipment) from $4.1 million in the fourth quarter of 2008
- Improved operational performance by lowering the cost per gross addition to $95 in 2009 from $125 in the fourth quarter of 2008

"Our disciplined focus on profitability has delivered very strong results in what was a challenging year for Canada, particularly in the automotive industry," said Michael Moskowitz, President and Chief Executive Officer of XM Canada. "We continued to make record gains in the automotive sector due in large part to increasing the number of vehicles with XM radios and having more of those new car buyers become XM subscribers. This resulted in double-digit revenue and subscriber growth and a significant improvement to our bottom line," stated Moskowitz. "We are confident that our new products, wireless applications, and programming improvements will help us further grow subscribers, revenue, and cash flow next year regardless of the magnitude of any recovery."

Recent Business Highlights
- Automotive subscribers grew by 49 per cent year-over-year and represented 89 per cent of all new XM Canada subscribers in 2009

- The popular XM SkyDock™ will be coming to Canada later this year and will bring live satellite radio entertainment to millions of iPod touch® and iPhone® users in their cars. Additionally, the introduction of the XM onyx™ satellite radio receiver and Xpress RC(i) satellite radio receiver make it faster and easier to get XM in the car

- Programming innovations continue to drive our subscriber growth. New and emerging independent Canadian music is the focus of The Verge channel and The Verge Music Awards. This year, XM Canada awarded $25,000 each to Dan Mangan, Artist of the Year, and to Alexisonfire, for Album of the Year. In sports, XM along with the NHL Network, will be launching its first ever radio/TV simulcast in front of a live audience. The new NHL Power Play from Wayne Gretzky's Restaurant begins later this month

- The Copyright Board of Canada made a decision regarding royalties for Satellite Radio Services, which included a charge retroactive to when XM first went on the air. Subsequently, XM reached an agreement with the key players for payment of royalties past due, which runs through to the end of September 2010, and resolved the litigation between the parties

Financial Performance

Revenue increased by $2.0 million, or 17 per cent, to $13.7 million from $11.8 million for the fourth quarter of 2009 and 2008, respectively, driven by growth in our subscriber base. On a year-to-date basis, revenue increased by $13.0 million, or 33 per cent, to $52.5 million in 2009 from $39.5 million in 2008. The increase was mostly attributable to our growing subscriber base.

Average Monthly Subscription Revenue per Subscriber (ARPU) was $11.74 and $12.06 for the fourth quarters of 2009 and 2008, respectively, and on a full year basis was essentially flat year-over-year ($11.88 versus $11.85). ARPU declined in the fourth quarter of 2009 compared to the fourth quarter of 2008 due to promotional discounts and an increase in the number of consumers enrolling in multi-year plans.

Adjusted Operating Profit (Loss) improved by $1.1 million despite a $1.6 million write-off of property and equipment, to ($3.0 million) from ($4.1 million) for the fourth quarters of 2009 and 2008, respectively. The significant improvement in Adjusted Operating Profit (Loss) was also supported by a $1.6 million decrease in marketing spend. On a year-to-date basis, Adjusted Operating Profit (Loss) improved $14.9 million, to ($15.9 million) in 2009 from ($30.7 million) in 2008.

Pre-Marketing Adjusted Operating Profit decreased by $0.5 million, to $1.5 million from $2.0 million for the fourth quarters of 2009 and 2008, respectively. The decrease in Pre-Marketing Adjusted Operating Profit in the fourth quarter of 2009 compared to the same period in the prior year is a result of a $1.6 million write-off of property and equipment taken during the quarter. On a year-to-date basis, Pre-Marketing Adjusted Operating Profit improved by $10.6 million, to $6.3 million in 2009 from ($4.3 million) in 2008. The improvement in Pre-Marketing Adjusted Operating Profit is driven primarily by continued revenue growth and cost reductions. As the Company continues to grow revenue and manage its programming and general & administrative costs, it expects Pre-Marketing Adjusted Operating Profit to continue to improve.

Per Subscriber Acquisition Cost (SAC) was $43 and $59 for the fourth quarters of 2009 and 2008, respectively. SAC was $64 and $74 for the year ended August 31, 2009 and 2008, respectively. The decrease in SAC is attributable to lower spending on retail promotions.

Cost per Gross Addition (CPGA) was $95 and $125 for the fourth quarters of 2009 and 2008, respectively. CPGA was $125 and $144 for the year ended August 31, 2009 and 2008, respectively. CPGA declined year-over-year as a result of lower advertising and marketing costs as well as lower direct costs to acquire a subscriber. While the Company expects that it will be able to continue to manage CPGA in this range as it grows its subscriber base through cost efficient distribution channels, its ultimate success depends on its ability to continue to drive gross subscriber additions during these challenging economic times.

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

About Canadian Satellite Radio Holdings Inc.
Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM Radio Online is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis Budget Group rental vehicles.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

Forward-Looking Statements
Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

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For further information, please contact:

Investors	**Media**
Morlan Reddock	Lorena Cordoba
416-408-6899	416-924-5700 Ext. 4089
investor.relations@xmradio.ca	lorena.cordoba@cohnwolfe.ca

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)

Adjusted Operating Profit (Loss) is defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.

This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.

Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted Operating Profit (Loss) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

($000's)	Fourth Quarter 2009	Fourth Quarter 2008	Year Ended August 31, 2009	Year Ended August 31, 2008
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)				
Profit (Loss) before the undernoted	(9,254)	(10,509)	(40,883)	(56,627)
Add back non-Adjusted Operating Profit (Loss) items included				
Amortization	5,564	5,570	22,286	22,283
Stock-based	593	783	2,492	3,388
Costs paid by parent	64	58	248	225
Adjusted Operating Profit (Loss)	(3,033)	(4,098)	(15,857)	(30,731)
Add back total	4,510	6,114	22,119	26,406
Pre-Marketing Adjusted Operating Profit (Loss)	1,477	2,016	6,262	(4,325)